SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 07/14

Copel wins 3 lots in the Aneel Transmission Auction 001/2014

                Companhia Paranaense de Energia - COPEL, pursuant to CVM Rule 358/2002, informs its shareholders and the Market that in the Aneel Transmission Auction 001/2014 held on May 9, it won the right to build and operate the following lots:

Lot	TL (km)	Substation	Place (States)	APR (R$ million)	CAPEX¹ (R$ million)	Subsidiary/ SPC Partners	Startup² (months)
F	328	-	SP and MG	76.9	624.0	49% Copel GeT 51% Elecnor	42
K	53	1	PR	5.75	49.0	100% Copel GeT	30
M	120	-	SP and PR	15.0	135.0	100% Copel GeT	36
Total[3] - Copel GeT				58.4	489.8
[1] Estimated by Aneel.
[2] Regarding the signature date of each concession contract.
[3] Adjusted for Copel GeT’s stake in the projects.

            The lot F, composed of Estreito - Fernão Dias 500 kV double circuit Transmission Line (TL), and the lot K, composed of Foz do Chopim – Realeza 230 kV TL and Realeza 230/138kV Substation, were won without discount. The lot M, composed of Assis – Londrina 500 kV TL, was won at a discount of 6.53%

                The concession contracts duration is 30 years from its date of signature.

                COPEL management restates its commitment to drive its expansion plan with financial discipline, in order that the lots auctioned off have expected returns over the Company’s cost of equity.

Curitiba, May 12, 2014.

Antonio Sergio de Souza Guetter

Chief Financial and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations team:

ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 12, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.